Exhibit 17.1

August 2nd, 2012

To the Secretary and the
Members of the Board of Directors of
Southern States Sign Company
1450 Broadway, 39th Floor
New York, NY 10018

Letter of Resignation

To whom it may concern:

Please be advised that, effective as of August 2nd, 2012, the undersigned, Riccardo Curcio Valentini, hereby resigns as a member of the Board of Directors of Southern States Sign Company (the “Company”), General Manager, Acting Chief Financial Officer.

The reasons of my resignation have to be found in the difficulty that I have in exercising my duties because of the lack of cooperation of the Mr. Antonio Conte, CEO and member of the Board, in particular in regard to the missing information concerting that certain Italian bank account managed by Mr. Conte on behalf of the company. As you know the Company’s bylaws clearly provides that the CFO shall have “custody of all funds and securities of the [Company].” Accordantly I have the duty to control all the activities were conducted in such account. After several requests, I am yet to receive such information.

Due to the foregoing reasons and to the fact that none of the Company’s professionals involved (attorneys, CPAs) as well as the officers of the All Real Estate SRL, a company control by the Company, answered anymore to my numerous emails and phone calls, I have no other recourse but to resign. As you all well know 1 have not been able to give my consent to the filing of the 10Q, due on July 31st, 2012, simply because 1 have not been put in a position to verify such information.

Sincerely,

/s/ Riccardo Curcio Valentini
Riccardo Curcio Valentini